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May 17, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549
Attn:	Ethan Horowitz, Branch Chief

Re:	Golden Eagle International, Inc.
Form 10-K for fiscal year ended December 31, 2010
Filed April 12, 2011
File No. 0-23726

Dear Mr. Horowitz:

As requested in your letter dated April 26, 2011 we are writing to acknowledge the following:

1)
We are responsible for the adequacy and accuracy of the disclosure in our annual report for the year ended December 31, 2010 filed on Form 10-K with the Securities and Exchange Commission (the “Commission”) on April 12, 2011 (the “Filing”);

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
3)	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Terry C. Turner
Terry C. Turner
President & Chief Executive Officer